Louis A. Brilleman, P.C.
1140 Avenue of the Americas, 9th Floor
New York, NY 10036
Phone: 212-584-7805
Fax: 646-380-6635

March 13, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Tamara J. Tangen

Re:	CommerceTel Corporation (the “Company”) Amendment No. 2 to Form 8-K, filed March 12, 2012 File No.: 000-53851

Dear Ms. Tangen:

By letter dated March 7, 2012, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on the Company’s Current Report on Form 8-K/A that was filed on March 2, 2012 (the “Form 8-K/A”).  Below are the Company’s responses to the Staff’s comments.  For ease of reference, each response is preceded by the Staff’s comment.

 Amendment No. 1 to Form 8-K filed on March 2, 2012

1.
We note that you have revised your disclosure to refer to September 30, 2011 rather than the “subsequent interim period”. While we understand that September 30, 2011 represents the most recent interim period for periodic reporting purposes, in an Item 4.01 report, the subsequent interim period must extend, if true, to the date on which the former accountants were dismissed. See prior comment 1 and Item 304(a)(1)(iv) of Regulation S-K.

The Company has made revisions in accordance with the Staff’s comment.

2.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

The Company has included an updated letter from the accountants.

As acknowledged in your voice left at my office, you have located the correspondence file attached to the Form 8-K/A that included a representation letter from the Company addressed to the Staff.

Please contact the undersigned at 212-584-7805 with any questions or comments regarding the foregoing.

Very truly yours,

/s/ Louis A. Brilleman